Exhibit 12.1

Macy’s, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges(a)

(in millions, except ratio data)

	39 Weeks Ended 10/29/2011	Fiscal Year Ended
		1/29/2011	1/30/2010	1/31/2009	2/2/2008	2/3/2007
Income (Loss) From Continuing Operations Before Income Taxes	$792	$1,320	$507	$(4,938)	$1,320	$1,446
Add:
Interest Expense	388	579	562	588	579	451
Portion of Rents Representative of the Interest Factor	81	105	106	110	104	117

Adjusted Income (Loss)	$1,211	$2,004	$1,175	$(4,240)	$2,003	$2,014

Fixed Charges:
Interest Expense	$338	$579	$562	$588	$579	$451
Capitalized Interest	5	5	5	11	11	15
Portion of Rents Representative of the Interest Factor	81	105	106	110	104	117

Total Fixed Charges	$424	$689	$673	$709	$694	$583

Ratio of Earnings (Loss) to Fixed Charges (b)	2.9x	2.9x	1.7x	—	2.9x	3.5x

(a)	For purposes of determining the ratio of earnings (loss) to fixed charges, earnings (loss) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.
(b)	For the fiscal year ended January 31, 2009, our earnings were insufficient to cover our fixed charges by $4.95 billion.